UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TH International Limited

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares	G81355 128 G8656L 122
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Steve Lin
Kirkland & Ellis International LLP
29th Floor, China World Office 2
No.1 Jian Guo Men Wai Avenue
Beijing 100004, P.R. China
Tel: +86 10-5737-9300

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by TH International Limited, a Cayman Islands exempted company (the “Company,” “us,” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s public warrants and private placement warrants (each as defined below) to purchase the Company’s ordinary shares, par value $0.00000939586994067732 per share (“Ordinary Shares”), to receive 0.24 Ordinary Share in exchange for every outstanding warrant (as defined below) tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated May 12, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of September 28, 2022, by and among Silver Crest Acquisition Corporation (“Silver Crest”), the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.216 Ordinary Share, which is a ratio 10% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least 50% of each of the outstanding public warrants and the outstanding private placement warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The name of the issuer is TH International Limited. The Company’s principal executive office is located at 2501 Central Plaza 227 Huangpi North Road, Shanghai, People’s Republic of China, 200003, and its telephone number at such office is +86-021-6136-6616.

(b)	Securities. The subject securities are:

●	17,250,000 warrants issued by the Company to holders of Silver Crest’s warrants sold in its initial public offering (the “IPO”) in connection with the Company’s business combination with Silver Crest (the “Business Combination”); and

●	4,450,000 warrants issued by the Company to Silver Crest Management LLC (the “Sponsor”) in connection with the Business Combination in exchange for the warrants originally issued by Silver Crest to the Sponsor in a private placement concurrently with the IPO and an aggregate of 1,200,000 warrants issued by the Company to TH China Partners Limited, Tim Hortons Restaurants International GmbH and Tencent Mobility Limited at the closing of the Business Combination, provided that such warrants have not become public warrants as a result of being transferred to any person other than the initial holders’ permitted transferees (the “private placement warrants” and, together with the public warrants, the “warrants”).

Each warrant entitles the holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement.

(c)	Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of May 12, 2023 are listed in the table below.

Name	Position
Peter Yu	Chairman and Director
Yongchen Lu	Chief Executive Officer and Director
Dong Li	Chief Financial Officer
Bin He	Chief Consumer Officer
Gregory Armstrong	Director
Paul Hong	Director
Andrew Wehrley	Director
Meizi Zhu	Director
Eric Haibing Wu	Director
Rafael Odorizzi De Oliveira	Director
Derek Cheung	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)	Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations, and Agreements.

(a)	Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)	Plans. Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Capital Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s articles of association or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Shareholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

(b)	Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9.	Persons/Assets, Retained, Employed, Compensated, or Used.

(a)	Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Shareholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, or the dealer manager, the information agent, or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10.	Financial Statements.

(a)	Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

(1)	The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Person Transactions, and Director Independence” in the Prospectus/Offer to Exchange is incorporated herein by reference.

(2)	The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	Other Material Information. Not applicable.

Item 12.	Exhibits.

(a)	Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).

(a)(5)	Press Release, dated May 12, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on May 12, 2023).

(b)	Not applicable.

(d)(i)	Second Amended and Restated Memorandum and Articles of Association of TH International Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).

(d)(ii)	Assignment, Assumption and Amended & Restated Warrant Agreement by and among Silver Crest Acquisition Corporation, TH International Limited and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).

(d)(iii)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021).

(d)(iv)	Registration Rights Agreement by and among the TH International Limited, Silver Crest Management LLC and certain shareholders of TH International Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).

(d)(v)	Indenture between TH International Limited and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022).

(d)(vi)	Lock-Up and Support Agreement, dated as of August 13, 2021, by and among TH International Limited, Silver Crest Acquisition Corporation and the shareholders of TH International Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021).

(d)(vii)	Sponsor Lock-Up Agreement, dated as of August 13, 2021, by and between TH International Limited and Silver Crest Management LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021).

(d)(viii)	Voting and Support Agreement, dated as of August 13, 2021, made by and among TH International Limited, Silver Crest Acquisition Corporation and Silver Crest Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021).

(d)(ix)	Amendment No. 1 to Voting and Support Agreement, dated as of March 9, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022).

(d)(x)	Amended and Restated Share Incentive Plan of TH International Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).

(d)(xi)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on March 28, 2022).

(d)(xii)	Amended and Restated Master Development Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021).

(d)(xiii)	Amendment No. 1 to Amended and Restated Master Development Agreement, dated as of September 28, 2022, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).

(d)(xiv)	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited, Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., Tim Hortons (China) Holdings Co. Ltd., Tim Hortons (Beijing) Food and Beverage Services Co., Ltd. and Tim Coffee (Shenzhen) Co., Ltd (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021).

(d)(xv)	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and between Tim Hortons Restaurants International GmbH and TH Hong Kong International Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021).

(d)(xvi)	Business Cooperation Agreement between Pangaea Data Tech (Shanghai) Co., Ltd and Tim Hortons (China) Holdings Co., Ltd., dated December 2, 2021 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022).

(d)(xvii)	Convertible Note Purchase Agreement among TH International Limited, Sona Credit Master Fund Limited and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).

(d)(xviii)	Convertible Note Purchase Agreement among TH International Limited, Sunrise Partners Limited Partnership and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).

(d)(xix)	Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022).

(d)(xx)	Ordinary Share Purchase Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022).

(d)(xxi)	Amendment No. 1 to Ordinary Share Purchase Agreement, dated November 9, 2022 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).

(d)(xxii)	Registration Rights Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022).

(d)(xxiii)	Equity Support Agreement, dated March 8, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022).

(d)(xxiv)	Amendment No.1 to Equity Support Agreement, dated July 28, 2022 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).

(d)(xxv)	Amendment No.2 to Equity Support Agreement, dated December 27, 2022 (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on December 28, 2022).

(d)(xxvi)	Pledge and Security Agreement, dated May 25, 2022 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on June 8, 2022).

(d)(xxvii)	Control Agreement, dated June 13, 2022(incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).

(d)(xxviii)	Option Agreement by and between TH International Limited, Pangaea Two Acquisition Holdings XXIIB Limited and Pangaea Two Acquisition Holdings XXIIA Limited and Sona Credit Master Fund Limited, dated September 28, 2022 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).

(d)(xxix)	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on March 30, 2023).

(d)(xxx)	Amended and Restated Master Development Agreement, dated March 30, 2023, by and among PLK APAC Pte. Ltd., PLKC HK International Limited, PLKC International Limited and TH International Limited (incorporated by reference to Exhibit 4.31 to the Form 20-F (File No. 001-41516), filed with the SEC on April 28, 2023).

(d)(xxxi)	Dealer Manager Agreement, dated as of May 12, 2023, by and between TH International Limited and BofA Securities, Inc., as dealer manager (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).

(d)(xxxii)	Tender and Support Agreement, dated as of May 12, 2023, by and among TH International Limited and the public warrant holders party thereto (incorporated by reference to Exhibit 10.27 to the Form F-4 filed with the SEC on May 12, 2023)

(d)(xxxiii)	Tender and Support Agreement, dated as of May 12, 2023, by and among TH International Limited and the private placement warrant holders party thereto (incorporated by reference to Exhibit 10.28 to the Form F-4 filed with the SEC on May 12, 2023)

(g)	Not applicable.

(h)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).

(b)	Filing Fee Exhibit.

Filing Fee Table.

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

TH International Limited

By:	/s/ Dong Li
Name:	Dong Li
Title:	Chief Financial Officer

Dated:	May 12, 2023